Exhibit 99.81

VOX ANNOUNCES Q3 2021 REVENUES

AND MULTIPLE ROYALTY PRODUCTION RECORDS

TORONTO, CANADA – November 2, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has realized preliminary quarterly royalty revenue of C$1,558,800 (US$1,223,400)(1) for the three-month period ended September 30, 2021.

Quarterly revenue benefitted from record royalty-linked gold production by Karora Resources Inc. (TSX: KRR) from the Hidden Secret and Mousehollow deposits at Higginsville covered by the Dry Creek royalty and record royalty-linked iron ore production volumes by Mineral Resources Limited (ASX: MIN) at Koolyanobbing, and consistent royalty revenues from each of the Company’s Janet Ivy gold royalty and Brauna diamond royalty. Royalty revenues relative to Q2 2021 were inline in spite of a significant reduction in realised iron ore pricing at Koolyanobbing.

Quarterly, year to date, and annual revenue guidance figures are summarized in the below table:

	Three months ended September 30, 2021		Nine months ended September 30, 2021 (Fiscal 2021 YTD)	2021 Annual Guidance
Royalty revenue (C$)	$1,558,800		$3,856,000	$4,000,000 – $5,000,000
Royalty revenue (US$)	$1,223,400	(1)	$3,077,500	$3,200,000 – $4,000,000

Kyle Floyd, Chief Executive Officer stated: “We are pleased to announce another quarter of strong royalty revenue and multiple royalty-linked production records at Higginsville and Koolyanobbing. The Vox portfolio remains on track to deliver revenue at the higher end of our expectations, even in light of revenue guidance doubling in July 2021. Further, we anticipate first royalty revenue from our Segilola asset during Q4/Q1, following the achievement of commercial production at Segilola in October. The coming quarters present even more value accretive developments for Vox shareholders to look forward to, as we continue our industry leading organic growth trajectory from 5 to 10 producing assets by late 2023.”

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com	pascal@voxroyalty.com
+1-345-815-3939	+1-345-815-3939

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to Vox’s anticipated outlook for the 2021 fiscal year, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Vox’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine construction, production and expansion under construction phases at the mines or properties that Vox holds an interests in.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Notes:

(1)	These figures have not been audited and are subject to change. As the Company has not yet finished its quarter-end close procedures, the anticipated financial information presented in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.